SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH, 2011

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains Velti's fourth quarter 2010 earnings press release.

EXHIBITS

Exhibit Number	Description

99.1	Press release issued by the registrant on March 16, 2011 entitled “Velti Announces Fourth Quarter and Fiscal Year End 2010 results"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Wilson Cheung
Name:	Wilson Cheung
Title:	Chief Financial Officer

Date: March 16, 2011

FOR IMMEDIATE RELEASE

VELTI ANNOUNCES Fourth Quarter and Fiscal Year End 2010 RESULTS

Dublin, Ireland and San Francisco, CA -Mar. 16, 2011- Velti plc (Nasdaq: VELT; AIM: VEL),
the leading mobile marketing and advertising technology provider for brands, advertising agencies, mobile operators and media, announced its financial results for the fourth quarter and fiscal year ended December 31, 2010.
Financial Highlights

•	Q4 2010 revenue of $57.5 million; fiscal 2010 revenue of $116.3 million

•	Q4 adjusted EBITDA of $22.5 million; fiscal 2010 adjusted EBITDA of $27.2 million

•	Q4 GAAP net income of $2.0 million and EPS of $0.05; fiscal 2010 GAAP net loss of $15.7 million and EPS of $0.41

•	Q4 adjusted net income of $13.5 million and adjusted EPS of $0.34; fiscal 2010 adjusted net income of $3.0 million and adjusted EPS of $0.07

“2010 was a year of very significant growth and opportunity for Velti,” said Alex Moukas, Chief Executive Officer. “We recorded record revenue, while sharpening our focus on becoming the world's most widely distributed SaaS (software-as-a-service) platform for mobile marketing and advertising.”
“We cemented strategic relationships with top brands - either directly or through our rapidly developing indirect channel of advertising agencies - including Coca Cola, Ford, General Motors, HP, IBM, Intel, Lands' End, Levi's, Limited Brands, Mars, Orange, Shell, Telefonica, T-Mobile, Verizon and Vodafone. Our leadership position with these global marketers gives Velti a unique opportunity to grow as spending on mobile climbs toward an estimated $29.9 billion in 2014, according to ABI Research.”
“Furthermore, our 2010 acquisition of Mobclix, the leading exchange for ad inventory with 18,000 mobile applications, is already contributing to current revenues. Along with CASEE, China's largest mobile advertising exchange in which Velti has a strategic investment, Mobclix is now being leveraged across Velti's global platform to form a marketplace for enabling media companies, mobile operators, agencies and brands to efficiently and transparently buy and sell mobile inventory and optimize marketing campaigns. At launch, thousands of mobile applications and hundreds of premium mobile publishers are represented in the mGage Marketplace, which already records transaction volumes in excess of 11 billion monthly ad impressions.”
“Velti mGage SaaS platform has been critical in the rapid expansion of our global footprint in more than 30 countries, providing the worldwide ability to reach more than 2.5 billion mobile consumers. More than 825 brands and advertising agencies that belong to all of the “big four” agency holding groups, and 8 of the 10 largest mobile operators worldwide (based on number of subscribers) used Velti mGage in 2010 executing more than 2,700 campaigns, compared with 450 customers in 2009 and 243 in 2008.”
Revenue and Business Growth
For the fourth quarter of 2010, Velti reported revenue of $57.5 million, compared with $20.6 million in the prior quarter ended September 30, 2010. On a GAAP basis, net income for the fourth fiscal quarter ended December 31, 2010 was $2.0 million or $0.05 per share, compared with a net loss of $6.0 or $0.16 per share, in the prior quarter ended September 30, 2010. On a non-GAAP basis, adjusted net income for the fourth fiscal quarter ended December 31, 2010 was $13.5 million. Adjusted EBITDA for the fourth quarter ended December 31, 2010 was $22.5 million, compared with $3.3 million reported in the third quarter ended September 30, 2010.

Velti's total revenue has grown to $116.3 million for the year ended December 31, 2010, an increase of 29% from $90.0 million for the fiscal year ended December 31, 2009. On a GAAP basis, net loss for fiscal year ended December 31, 2010 was $15.7 million or $0.41 per share, compared with a net income of $6.5 million, or $0.17 per share, in the 2009 fiscal year.
On a non-GAAP basis, adjusted net income for fiscal year ended December 31, 2010 was $3.0 million or $0.07 per share, compared with adjusted net income of $11.1 million, or $0.29 per share, in the fiscal year ended December 31, 2009.
Velti's business strategy is to become the world's most widely adopted SaaS platform for mobile marketing and advertising. Since 2009, the Company has focused intensive technology acquisition and development, deployment and sales efforts on making its platform, called Velti mGage, a standard for planning, delivering, analyzing and optimizing end-to-end mobile marketing campaigns around the world.
Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted EBITDA as net income (loss) before provision for income taxes, interest expense, gains or losses from our equity method investments, foreign exchange gains and losses, depreciation and amortization, share-based compensation expense, acquisition related and non-recurring expenses. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.
We define adjusted net income by excluding one-time losses from equity method investments and acquisition-related depreciation and amortization, in addition to the items excluded from adjusted EBITDA.
Adjusted earnings per share is adjusted net income divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Reconciliation to Adjusted EBITDA
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Three months ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Net income (loss) before non-controlling interest	$1,968	$29,512	$(15,750)	$6,264
Adjustments:
Foreign exchange (gains) losses	674	(447)	1,726	(14)
Non-cash share based compensation	945	(393)	6,272	1,292
Non-recurring and acquisition-related expenses(1)	6,364	588	6,364	2,788
Loss from equity method investments(2)	2,776	—	2,776	—
Depreciation and amortization - acquisition related	784	278	1,635	723
Adjusted net income	$13,511	$29,538	$3,023	$11,053
Loss (gain) from equity method investments - other	(268)	774	1,839	2,223
Depreciation and amortization - other	3,251	1,936	10,496	8,671
Income tax expense	3,101	1,463	3,771	410
Interest expense, net	2,876	1,051	8,069	2,370
Adjusted EBITDA	$22,471	$34,762	$27,198	$24,727

Adjusted net income per share - basic	$0.35	$0.79	$0.08	$0.31

Adjusted net income per share - diluted	$0.34	$0.73	$0.07	$0.29

Basic shares	38,297	37,530	37,918	35,367

Diluted shares	39,551	40,677	40,382	37,627

(1) Non-recurring and acquisition-related expenses in 2010 included primarily acquisition-related expenses incurred related to our previous acquisitions of Ad Infuse and Mobclix in the amount of $5.4 million and a one-time tax liability accrual related to pre-IPO performance share awards that were released to employees in 2010 in the amount of $1.0 million. Non-recurring expenses in 2009 included general and administrative expenses with respect to our redomiciliation exercise and professional fees associated with our consideration of corporate opportunities.
(2) Loss from equity method investments included a deferral of our equity investments' net profits related to a transaction with Velti.
Conference Call and Webcast Information
The Velti fourth quarter and fiscal year 2010 teleconference and webcast is scheduled to begin at 1:30 p.m., Pacific Time on Wednesday, March 16, 2011. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (international), passcode 47248583 at least ten minutes prior to the call. The call will also be simulcast on the Internet at http://investors.velti.com. A replay of the call will be available on the Events section of the investor website at www.velti.com for three months, and for one week at (800) 642-1687 or (706) 645-9291 (international), passcode 47248583.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. We will provide a reconciliation of US GAAP to IFRS financial statements when we file our Form 20-F for fiscal 2010 with the U.S. Securities and Exchange Commission. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.

VELTI PLC
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Revenue
Software as a service (SaaS) revenue	$40,854	$19,474	$77,202	$30,965
License and software revenue	12,282	39,384	26,586	45,811
Managed services revenue	4,351	6,941	12,481	13,189
Total revenue	57,487	65,799	116,269	89,965
Cost and expenses:
Third-party costs	18,578	16,640	36,658	27,620
Datacenter and direct project costs	1,942	1,791	6,312	4,908
General and administrative expenses	7,322	6,974	22,484	17,387
Sales and marketing expenses	5,918	4,928	23,049	15,919
Research and development expenses	3,201	899	7,840	3,484
Acquisition-related costs	5,364	—	5,364	—
Depreciation and amortization	4,035	2,214	12,131	9,394
Total cost and expenses	46,360	33,446	113,838	78,712
Income from operations	11,127	32,353	2,431	11,253
Interest expense, net	(2,876)	(1,051)	(8,069)	(2,370)
Gain (loss) from foreign currency transactions	(674)	447	(1,726)	14
Income (loss) before income taxes, investment in associates and non-controlling interests	7,577	31,749	(7,364)	8,897
Income tax expense	(3,101)	(1,463)	(3,771)	(410)
Loss from equity investments	(2,508)	(774)	(4,615)	(2,223)
Net income (loss) before non-controlling interest	1,968	29,512	(15,750)	6,264
Net loss attributable to non-controlling interest	(21)	(177)	(81)	(191)
Net income (loss) attributable to Velti	$1,989	$29,689	$(15,669)	$6,455

Net income (loss) per share attributable to Velti:
Basic	$0.05	$0.79	$(0.41)	$0.18
Diluted	$0.05	$0.73	$(0.41)	$0.17

Weighted average shares outstanding for use in computing per share amounts:
Basic	38,297	37,530	37,918	35,367
Diluted	39,551	40,677	37,918	37,627

VELTI PLC
Condensed Consolidated Balance Sheets
(in thousands, except share data)
(unaudited)

	December 31, 2010	December 31, 2009

ASSETS
Current assets:
Cash and cash equivalents	$17,354	$19,655
Trade receivables, net of allowance for doubtful accounts	39,114	32,505
Accrued contract receivables	33,588	15,342
Prepayments	9,533	2,775
Other receivables and current assets	28,307	5,231
Total current assets	127,896	75,508
Non-current assets:
Property and equipment, net	3,253	3,342
Intangible assets, net	45,650	34,412
Equity investments	2,328	3,254
Goodwill	18,451	3,874
Other assets	4,865	1,668
Total non-current assets	74,547	46,550
Total assets	$202,443	$122,058

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$68,558	$29,896
Deferred revenue and government grant - current	2,849	1,565
Current portion of long-term debt	50,430	21,200
Income tax liabilities	3,130	—
Total current liabilities	124,967	52,661
Long term debt	19,685	17,661
Deferred government grant - non current	4,335	2,651
Retirement benefit obligations	447	346
Other non-current liabilities	16,740	1,803
Total liabilities	166,174	75,122
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05; 100,000,000 ordinary shares authorized as of December 31, 2010 and 2009; 38,300,792 shares and 37,530,261 shares issued and outstanding as of December 31, 2010 and 2009, respectively	3,397	3,339
Additional paid-in capital	50,415	42,885
Accumulated deficit	(19,358)	(3,689)
Accumulated other comprehensive income	1,639	4,315
Total Velti shareholders' equity	36,093	46,850
Non-controlling interests	176	86
Total shareholders' equity	36,269	46,936
Total liabilities and shareholders' equity	$202,443	$122,058

For further information, please contact:

Bankside Consultants
Simon Bloomfield simon.bloomfield@bankside.com
+44 (0) 207 367 8861

The Blueshirt Group
Mike Bishop
mike@blueshirtgroup.com
+1 (415) 217 4968

RBC Capital Markets
(NOMAD and Broker)
Joshua Critchley
Matthew Coakes
Daniel Conti
+44 (0) 207 653 4000
Velti plc Dakota Sullivan VP Global Marketing dsullivan@velti.com +1 (415) 315 3436

About Velti

Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices.  The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel.  Velti has the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT and the London Stock Exchange's AIM under the symbol VEL. For more information, visit www.velti.com.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding financial expectations for the fourth quarter and fiscal year 2010, our outlook for 2011, expectations for the mGage Marketplace, and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to achieve the benefits expected of the mGage Marketplace to expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the Company's results is included in our registration statement on Form F-1 filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.

Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.